     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1998

                                                               FILE NO. ________
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM U-1

                            APPLICATION-DECLARATION

                                     UNDER

                       THE PUBLIC UTILITY HOLDING COMPANY

                                  ACT OF 1935

                            ------------------------

                         NORTHERN STATES POWER COMPANY

                               414 NICOLLET MALL

                          MINNEAPOLIS, MINNESOTA 55401

                     (Name of company filing this statement
                  and address of principal executive offices)

                                      None

                (Name of top registered holding company parent)

                               JOHN P. MOORE, JR.
                              CORPORATE SECRETARY
                               414 NICOLLET MALL
                          MINNEAPOLIS, MINNESOTA 55401

                   (Name and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                PETER D. CLARKE
                           GARDNER, CARTON & DOUGLAS
                       321 NORTH CLARK STREET, SUITE 3400
                            CHICAGO, ILLINOIS 60610

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
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Item 1. Description of Proposed Transaction...............................     1

  A. Introduction.........................................................     1

    1. General Request and Overview of Transaction........................     1

  B. Description of the Parties to the Transaction........................     2

    1. General Description................................................     2

      (a) NSP.............................................................     2

      (b) BMG.............................................................     4

    2. Description of Energy Sales and Facilities.........................     5

      (a) NSP and NSP-W...................................................     5

        (i) Energy Sales..................................................     5

        (ii) Electric Generating Facilities...............................     5

        (iii) Electric Transmission and Other Facilities..................     6

        (iv) Fuel Sources.................................................     7

        (v) Gas Facilities................................................     7

      (b) BMG.............................................................     8

    3. Gas Coordination...................................................     8

    4. Non-Utility Interests of NSP, NSP-W and BMG........................     9

      (a) NSP and NSP-W...................................................     9

      (b) BMG.............................................................     9

  C. Description of Transaction and Statement as to Consideration.........    10

    1. Background.........................................................    10

    2. Merger Agreement...................................................    11

    3. Management of NSP following the Transaction........................    11

    4. Related Agreements.................................................    11

Item 2. Fees, Commissions and Expenses....................................    12

Item 3. Applicable Statutory Provisions...................................    12

  A. Section 10(b)........................................................    13

    1. Section 10(b)(1)...................................................    13

    2. Section 10(b)(2)...................................................    14

    3. Section 10(b)(3)...................................................    15

  B. Section 10(c)........................................................    16

    1. Section 10(c)(1)...................................................    16

      (a) Compliance With Section 8.......................................    16

      (b) No Detriment to the Carrying Out of Section 11..................    16

    2. Section 10 (c)(2)..................................................    18

      (a) Efficiencies and Economies......................................    18

      (b) Integrated Public Utility System................................    19

        (i) Electrical System.............................................    19

        (ii) Gas Utility System...........................................    21

                                                                            PAGE
                                                                            ----
  C. Section 10(f)........................................................    23

  D. Section 3(a)(2)......................................................    24

Item 4. Regulatory Approvals..............................................    25

  A. Antitrust............................................................    25

  B. State Public Utility Regulation......................................    25

Item 5. Procedure.........................................................    26

Item 6. Exhibits and Financial Statements.................................    27

  A. Exhibits.............................................................    27

  B. Financial Statements.................................................    28

Item 7. Information as to Environmental Effects...........................    28

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

    A.  Introduction

    This Application-Declaration relates to the proposed merger (the "Merger") of Black Mountain Gas Company, an Arizona corporation ("BMG"), into Northern States Power Company, a Minnesota corporation ("NSP"), with NSP as the survivor, and following the Merger, the separation (the "Spin-off") of BMG into a wholly-owned, first-tier subsidiary of NSP (the Merger and the Spin-off are collectively referred to as the "Transaction"). NSP is currently a public-utility company and an exempt holding company pursuant to Section 3(a)(2) of the Public Utility Holding Company Act of 1935 (the "Act") and owns all of the common stock of Northern States Power Company, a Wisconsin corporation ("NSP-W"), which is also a public-utility company under the Act. BMG is an Arizona public service corporation.

    The Transaction is expected to produce significant benefits to the public, investors and consumers and will meet all applicable standards of the Act. Among other things, NSP and BMG believe that the Transaction offers strategic and financial benefits to each company and their respective shareholders.

    As discussed more fully at Item 3.D. below, NSP believes that, following the consummation of the Transaction, it will continue to be a holding company entitled to an exemption pursuant to Section 3(a)(2) of the Act because it will continue to be predominantly a public-utility company and its operations as such will remain confined to Minnesota, its state of incorporation, and states contiguous thereto.

    The shareholders of the common stock of BMG have approved the merger of BMG with and into NSP at a special meeting of BMG's shareholders on May 21, 1998. The Merger has been approved by the Arizona Corporation Service Commission (the "Arizona Commission"), the Minnesota Public Utilities Commission (the "Minnesota Commission") and the North Dakota Public Service Commission (the "North Dakota Commission"). Various aspects of the Transaction are also subject to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). In addition, BMG possesses various franchises, permits and licenses granted by local and state authorities that may need to be renewed or replaced as a result of the Transaction. Apart from the approval of the Securities and Exchange Commission (the "Commission") under the Act, the foregoing approvals are the only governmental approvals required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, NSP requests that the Commission's review of this Application-Declaration commence and proceed as expeditiously as practicable.

    1.  General Request and Overview of Transaction

    Pursuant to Section 9(a)(2) and Section 10 of the Act, NSP requests that the
Commission: (i) authorize the Spin-off of BMG as a wholly-owned, first-tier subsidiary of NSP following the Merger as described herein, and (ii) grant such other authorizations as may be necessary in connection therewith. NSP also requests an order under Section 3(a)(2) of the Act declaring it exempt from all provisions of the Act except Section 9(a)(2) following consummation of the Transaction which will establish BMG as a direct wholly-owned subsidiary of NSP.
(1)

    NSP and BMG have entered into an Agreement and Plan of Merger, dated as of December 29, 1997 (the "Merger Agreement"), whereby BMG will be merged into NSP with NSP as the surviving corporation. A copy of the Merger Agreement is incorporated by reference as Exhibit B-1. Pursuant to the Merger Agreement, upon effectiveness of the Merger, each issued and outstanding share of common stock, no par value, of BMG ("BMG Common Stock") (except shares owned by BMG as treasury stock or held by BMG shareholders who perfect dissenters' rights with respect thereto ("BMG Dissenting Shares")) will be canceled and converted into the right to receive a fraction of a share of common stock, $2.50 par value, of NSP ("NSP Common Stock") equal to the quotient (hereinafter, the "Exchange Ratio") derived by dividing (A) $17,750,000 by (B) the product of (i) the volume weighted average of the closing prices for NSP Common Stock on the New York Stock Exchange for the twenty full trading days ending on the third full trading day prior to the date (the "Effective Time") the Merger becomes effective (the "Average NSP

------------------------
(1) Following the initial step of the Transaction (i.e., the Merger), NSP's utility operations will include the operations of BMG.

Share Price") and (ii) the number of shares of BMG Common Stock issued and outstanding immediately prior to the Effective Time. Pursuant to the Merger Agreement an additional number of shares of NSP Common Stock equal to the quotient derived by dividing $1,500,000 by the Average NSP Share Price will be placed in escrow as soon as practicable after the Effective Time to satisfy any indemnification claims of NSP under the Merger Agreement. Such additional shares, net of any indemnification claims, will be distributed pro rata to the former holders of BMG Common Stock, except BMG Dissenting Shares, on or about the first anniversary of the closing of the Merger. Following receipt of the Commission's approval of the Spin-off pursuant to this Application-Declaration, NSP will cause the assets of BMG to be transferred to a newly-formed, wholly-owned, first-tier subsidiary of NSP. The effect of such transfer will be that BMG will become a wholly-owned subsidiary of NSP.

    Upon completion of the Transaction, NSP will directly own NSP-W, a public utility company, and BMG, also a public utility company. In addition to owning NSP-W and BMG, NSP will continue to own all of its existing non-utility subsidiaries upon consummation of the Transaction. See Exhibit E-2 for the corporate structure to be in effect upon consummation of the Transaction.

B.  Description of the Parties to the Transaction

    1.  General Description

        (a) NSP

    NSP was incorporated under the laws of the State of Minnesota in 1909. It is a public-utility company and a holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to
Section 3(a)(2) of the Act and by order of the Commission in NORTHERN STATES POWER COMPANY, Holding Co. Act Release No. 22334, 24 SEC Docket 405 (Dec. 23,
1981). Following the Merger and prior to receipt of Commission approval of the Transaction pursuant to this Application-Declaration, NSP will claim its exemption under Section 3(a)(1) and/or Section 3(a)(2) by filing Form U-3A-2 pursuant to Rule 2. The Merger of NSP and BMG is a transitional combination and the intended result of the contemporaneous steps of the Transaction is that NSP becomes the holding company of a second public utility subsidiary. This view is consistent with the Commission's policy to look at "the final result" rather than "separate and succeeding transactions" where such are "integral parts of a single plan and purpose." SEE, E.G., NATIONAL PROPANE CORP., Holding Co. Act Release No. 20684, 46 S.E.C. 1332, 1337-8 (Aug. 24, 1978); SEE ALSO ASS'N OF
MASS CONSUMERS, INC. V. S.E.C., 516 F.2d 711, 717 (D.C. Cir. 1975), CERT. DENIED 423 U.S. 1052 (1976).

    NSP is engaged primarily in the generation, transmission and distribution of electricity throughout a 30,000 square mile service area. NSP also purchases, distributes and sells natural gas to retail customers, and transports customer-owned gas, in approximately 118 communities within this area. NSP provides electric utility service in South Dakota and electric and gas utility service in Minnesota and North Dakota. Of the more than 2.5 million people served by NSP, the majority are concentrated in the Minneapolis-St. Paul metropolitan area. In 1997, more than 73% of the electric retail revenue of NSP was derived from sales in the Minneapolis-St. Paul metropolitan area and more than 66% of its retail gas revenue was derived from sales in the St. Paul metropolitan area. As of December 31, 1997, NSP provided electric utility service to approximately 1,220,000 customers and gas utility service to approximately 375,000 customers.

    NSP owns all of the outstanding common stock of NSP-W, a Wisconsin corporation, which is a public-utility company under the Act. NSP-W is engaged in the generation, transmission, and distribution of electricity to approximately 206,700 retail customers in an area of approximately 18,900 square miles in northwestern Wisconsin, to approximately 9,200 electric retail customers in an area of approximately 300 square miles in the western portion of the Upper Peninsula of Michigan, and to 10 wholesale customers in the same general area. NSP-W purchases, distributes and sells natural gas to retail customers or transports customer-owned natural gas, in the same service territory to approximately 72,100 customers in Wisconsin and 4,900 customers in Michigan. In 1997, NSP-W provided approximately 13% of NSP's consolidated revenues.

    Retail sales rates, services and other aspects of NSP's retail operations are subject to the jurisdiction of the Minnesota Commission, the North Dakota Commission and the South Dakota Commission within their respective states. The Minnesota Commission also possesses regulatory authority over aspects of NSP's financial activities including security issuances, property transfers when the asset value is in excess of $100,000, mergers with other utilities, and transactions between NSP and affiliates. In addition, the Minnesota Commission reviews and approves NSP's electric resource and gas supply capacity plans for meeting customers' future energy needs. NSP-W is subject to regulation of similar scope by the Public Service Commission of Wisconsin (the "Wisconsin Commission") and the Michigan Public Service Commission (the "Michigan Commission"), except that the Michigan Commission does not regulate NSP-W's issuances of securities. In addition, before facilities may be sited and built, a state commission generally must certify the need for new generating plants and transmission lines of designated capacities to be located within such state.

    Wholesale rates for electric energy sold in interstate commerce, wheeling rates for energy transmission in interstate commerce, and certain other activities of NSP and NSP-W (including its hydro-electric facilities) are subject to the jurisdiction of the Federal Energy Regulatory Commission (the "FERC"). The operation and construction of NSP's Prairie Island and Monticello nuclear facilities are subject to regulation by the Nuclear Regulatory Commission.

    Non-utility businesses conducted directly by NSP consist of: (i) an appliance warranty program for its residential customers, (ii) construction of natural gas distribution systems for third parties (primarily end-users and municipal gas systems), (iii) sale and installation of power quality instruments, primarily to protect equipment of customers from electric surges,
(iv) sale of steam to industrial customers in NSP's service territory, and (v) installation and maintenance of street lighting for municipalities and other customers.

    While NSP-W is currently the only public-utility subsidiary of NSP under the Act, NSP has ten other directly-owned subsidiaries that are engaged in various non-utility businesses: NSP Financing I, Viking Gas Transmission Company ("Viking"), Energy Masters International, Inc. ("EMI," formerly Cenerprise, Inc.), Eloigne Company ("Eloigne"), First Midwest Auto Park, Inc. ("FMAP"), Cormorant Corporation ("Cormorant"), United Power & Land Company ("UP&L"), Seren Innovations, Inc. ("Seren"), Ultra Power Technologies, Inc. ("Ultra Power") and NRG Energy, Inc. ("NRG"). NSP-W has two wholly-owned subsidiaries, Clearwater Investments, Inc. ("Clearwater") and NSP Lands, Inc. ("NSP Lands") and a 75.86% owned subsidiary, Chippewa & Flambeau Improvement Company ("C&F"). The activities of these subsidiaries are more fully described under Item 1.B.4(a) below. For the year-ended December 31, 1997, approximately 8% of NSP's consolidated operating revenues (before intercompany eliminations) and 7% of its consolidated net income were derived from the non-utility businesses. As of December 31, 1997, approximately 20% of NSP's consolidated assets were invested in non-utility businesses.

    NSP Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") and the Chicago and Pacific Stock Exchanges. As of April 30, 1998, there were 75,368,508 shares of NSP Common Stock and 1,050,000 shares of NSP cumulative preferred stock outstanding. NSP's principal executive office is located at 414 Nicollet Mall, Minneapolis, Minnesota 55401. NSP-W does not have any preferred stock outstanding and all of its common stock is owned by NSP.

    On a consolidated basis, NSP's operating revenues for the twelve months ended December 31, 1997, were $3.2 billion, consisting of the following (before intercompany eliminations) (2)

                                                                         ($IN MILLIONS)
                                                              ELECTRIC
                                                               UTILITY      GAS UTILITY      OTHER
                                                            -------------  -------------  -----------
NSP.......................................................    $   2,105      $     415     $       0
NSP-W.....................................................    $     312      $      90     $       0
Non-Utility Subsidiaries..................................    $       0      $       0     $     238

Consolidated assets of NSP and its subsidiaries as of December 31, 1997 were approximately $7.1 billion, consisting of $3.7 billion in net electric utility property, plant and equipment ($3.1 billion for NSP and $573 million for NSP-W); $415 million in net gas utility property, plant and equipment ($355 million for NSP and $60 million for NSP-W); $1.4 billion in non-utility subsidiary assets; and $1.6 billion in other corporate assets.

    For the twelve months ended March 31, 1998, NSP's operating revenues were $3.1 billion, consisting of the following (before intercompany eliminations).

                                                                         ($IN MILLIONS)
                                                              ELECTRIC
                                                               UTILITY      GAS UTILITY      OTHER
                                                            -------------  -------------  -----------
NSP.......................................................    $   2,105      $     378     $       0
NSP-W.....................................................    $     312      $      82     $       0
Non-Utility Subsidiaries..................................    $       0      $       0     $     198

Consolidated assets of NSP and its subsidiaries as of March 31, 1998 were approximately $7.2 billion, consisting of $3.7 billion in net electric utility property, plant and equipment ($3.1 billion for NSP and $574 million for NSP-W); $414 million in net gas utility property, plant and equipment ($355 million for NSP and $59 million for NSP-W); $1.4 billion in non-utility subsidiary assets; and $1.7 billion in other corporate assets.

    More detailed information concerning NSP and its subsidiaries is contained in NSP's Annual Report on Form 10-K for the year ended December 31, 1997, its Annual Report to Shareholders for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, which are incorporated by reference as Exhibits H-1, H-2 and H-3, respectively, and in NSP-W's Annual Report on Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, which are incorporated by reference as Exhibits H- 4 and H-5, respectively.

    (b) BMG

    BMG was incorporated under the laws of Arizona in 1965. It is an Arizona public service corporation that provides natural gas distribution to an area of approximately 100 square miles in Maricopa County, Arizona, and provides propane gas distribution to an area of approximately 20 square miles in Coconino County, Arizona, pursuant to certificates of convenience and necessity issued by the Arizona Commission. As of the year ended December 31, 1997, BMG provided utility services to 6,097 customers. Most of its

------------------------
(2) In the following table, Electric Utility revenues are the revenues derived by NSP and NSP-W from their operations as an "electric utility company" as defined in Section 2(a)(3) under the Act; Gas Utility revenues are the revenues derived by NSP and NSP-W from their operations as a "gas utility company" under
Section 2(a)(4) of the Act; and Non-Utility Subsidiaries revenues include all other revenues of consolidated subsidiaries of NSP. These amounts do not conform to NSP's consolidated financial reports, as NSP reports in its consolidated financial statements: (i) the revenues of its wholly-owned regulated natural gas interstate pipeline (Viking Gas Transmission Company) as part of Gas Utility revenues, (ii) the revenues of its other consolidated subsidiaries as part of "Other Income (Deductions)" and (iii) the results of the operations of its non-consolidated subsidiaries under "Equity in Earnings of Unconsolidated Affiliates."

customers are residential. Non-residential customers include two school districts, three resorts and multiple light commercial customers. As such, BMG is a "gas utility company" as defined in Section 2(a)(4) of the Act. BMG does not own, control or hold the voting securities of any public-utility company or holding company under the Act and, thus, it is not a "holding company" as defined under Section 2(a)(7) of the Act. BMG has no subsidiaries. BMG is not subject to regulation under the jurisdiction of the FERC. The Company's rates charged to customers are regulated by the Arizona Commission.

    BMG also provides non-utility services and bulk propane sales through its Lake Powell Propane division. Such non-utility services also include appliance repair. In 1997, revenues and net income from non-utility services totaled $865,000 and $190,000, respectively, representing 14% and 14.7% of BMG's operating revenue and net income, respectively, for the year ended December 31, 1997.

    BMG's total operating revenues for the years ended December 31, 1995, 1996 and 1997 were approximately $4.5 million, $5.2 million, and $6.2 million, respectively. For the same periods, BMG's net income was approximately $900,000, $975,000 and $1.3 million, respectively. BMG's net utility assets as of December 31, 1996 and 1997 were approximately $9.7 million and $10.3 million, respectively.

    More detailed information concerning BMG is contained in the Proxy Statement of BMG dated April 23, 1998, attached as Exhibit C-2.

    2.  Description of Energy Sales and Facilities

        (a) NSP and NSP-W

           (i) Energy Sales

    For the year ended December 31, 1997 and the twelve months ended March 31, 1998, NSP and NSP-W sold the following amounts of electric energy (at retail or wholesale) and distributed the following amounts of natural or manufactured gas at retail:

                                                                             YEAR ENDED           12 MONTHS
                                                                          DECEMBER 31, 1997  ENDED MARCH 31, 1998
                                                                          -----------------  --------------------
NSP
  Kwh of electric energy sold (including amounts delivered in
    interchange)........................................................       30,146,167          30,102,120
  Mcf of gas distributed at retail (including natural and manufactured
    gas)................................................................       80,350,058          76,449,915
NSP-W
  Kwh of electric energy sold (including amounts delivered in
    interchange)........................................................        5,209,151           5,207,067
  Mcf of gas distributed at retail (including natural and manufactured
    gas)................................................................       18,979,882          17,904,137

           (ii) Electric Generating Facilities

    As of December 31, 1997, NSP and NSP-W had a total net generating capability of 7,132 Mw and NSP had a total summer net generating capacity of 6,284 Mw available primarily from the following units:

        Sherburne County ("Sherco"): NSP owns two coal-fired generating units at its Sherco station in Minnesota with a combined net capability of 1,433 Mw. NSP owns a 59% undivided interest in the third unit at the station ("Sherco 3"), of which NSP's share of the net capability of this unit is 514 Mw.

        Prairie Island: NSP owns two nuclear generating units at its Prairie Island station in Minnesota with a combined net capability of 1,027 Mw.

        Monticello: NSP owns one nuclear generating unit at its Monticello station in Minnesota with a net capability of 545 Mw.

        King: NSP owns one coal-fired generating unit at its King station in Minnesota with a net capability of 571 Mw.

        Black Dog: NSP owns four coal-fired generating units at its Black Dog station in Minnesota with a combined net capability of 462 Mw.

        High Bridge: NSP owns two coal-fired generating units at its High Bridge station in Minnesota with a combined net capability of 263 Mw.

        Riverside: NSP owns two coal-fired generating units at its Riverside station in Minnesota with a combined net capability of 372 Mw.

        Anson: NSP owns two oil/gas-fired combustion turbine electric generating units at its Angus Anson station in Sioux Falls, South Dakota, with an aggregate net generating capability of 232 Mw.

        Inver Hills: NSP owns five oil/gas-fired combustion turbine electric generating units at its Inver Hills station located in Inver Grove Heights, Minnesota, with an aggregate net generating capability of 343 Mw.

        NSP also owns numerous smaller generating units fueled with coal, natural gas, oil or waste, wind and one hydro-electric generating facility, with an aggregate net capability of 522 Mw.

    As of December 31, 1997, NSP-W had a total net summer generating capability of 848 Mw from the following units:

        Bay Front: NSP-W owns three steam electric generating units at its Bay Front station in Ashland, Wisconsin that are fueled with coal, wood and gas, with a combined net capability of 73 Mw.

        French Island: NSP-W owns two steam electric generating units, fueled with wood and refuse derived fuel, and two oil-fired combustion turbine generating units at its French Island generating station in LaCrosse, Wisconsin with a combined net capability of 171 Mw.

        Flambeau: NSP-W owns a gas/oil-fired combustion turbine electric generating unit at its Flambeau station in Park Falls, Wisconsin with a summer net generating capability of 12 Mw.

        Wheaton: NSP-W owns six oil-fired combustion turbine electric generating units at its Wheaton station in Eau Claire, Wisconsin with a combined net capability of 342 Mw.

        Hydro Plants: NSP-W also owns and operates 19 hydro-electric generating stations throughout northwestern Wisconsin with an aggregate net capability of 250 Mw.

    NSP-W presently relies primarily on NSP for base load generation and purchases of power to meet the needs of NSP-W's customers. The electric operations of NSP and NSP-W are fully integrated and all generating units are centrally dispatched by NSP. The electric production and transmission costs of NSP and NSP-W are shared by the companies under an agreement which is called the "Agreement to Coordinate Planning and Operation and Interchange Power and Energy Between Northern States Power Company (Minnesota) and Northern States Power Company (Wisconsin)" ("Interchange Agreement"). The Interchange Agreement was approved by the FERC in Docket No. ER84-690-000, dated August 21, 1985. On July 10, 1995, NSP and WEC filed an amendment to the Interchange Agreement with FERC to substitute WEPCO for NSP-W. For the year ended December 31, 1997, the combined energy (Kwh) sales of NSP and NSP-W were produced 47% by coal-fired generation, 25% by nuclear generation, 24% by purchased and interchange (including 14% from Manitoba Hydro) and 4% from NSP's hydroelectric and other generation. The 1997 electric system peak load for NSP and NSP-W was 7,353 Mw and occurred on July 16, 1997, exclusive of off-system transactions. For the year ended December 31, 1997, the fuel resources for NSP's and NSP-W's generation based Kwh was 62% obtained from coal-fired generation, approximately 34% from nuclear generation, and approximately 4% from other fuels.

           (iii) Electric Transmission and Other Facilities

    As of December 31, 1997, NSP's electric transmission system included 265 circuit miles of 500 Kv line, 568 circuit miles of 345 Kv line, 283 circuit miles of 230 Kv line, 59 circuit miles of 161 Kv line, 1,173 circuit miles of 115 Kv line and 1,730 circuit miles of transmission line under 115 Kv. The bulk of NSP's high voltage transmission system is located in the State of Minnesota. As of December 31, 1997, NSP's transmission substations had a combined capacity of approximately 26,972 thousand KVA and the distribution substations totaled approximately 12,205 thousand KVA. Manitoba Hydro-Electric Board, Minnesota Power Company and NSP completed the construction of a 500 Kv transmission interconnection between Winnipeg, Manitoba, Canada, and the Minneapolis-St. Paul, Minnesota, area in May 1980. NSP has a contract with Manitoba Hydro-Electric Board for 500 Mw of firm power utilizing this transmission line. In addition, the Company is interconnected with Manitoba Hydro through a 230 Kv transmission line completed in 1970.

    As of December 31, 1997, NSP-W's electric transmission system included 166 circuit miles of 345 Kv line, 291 circuit miles of 161 Kv line, 436 circuit miles of 115 Kv line and 1,498 circuit miles of transmission line under 115 Kv. As of December 31, 1997, NSP-W's transmission substations had a combined capacity of approximately 4,348 thousand KVA and the distribution substations totaled approximately 2,000 thousand KVA.

    Other assets owned by NSP and NSP-W include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting their electric and gas utility functions. NSP and NSP-W also own or lease other physical properties, including real property, and other facilities necessary to conduct their operations.

           (iv) Fuel Sources

    NSP's and NSP-W's electric power generation by fuel type during each of the three calendar years ended December 31, 1997, as well as the average cost of such fuels to NSP and NSP-W per million BTUs, are set forth in the NSP and NSP-W Annual Reports on Form 10-K for the year ended December 31, 1997, which are incorporated by reference as Exhibits H-1 and H-4.

           (v) Gas Facilities

    NSP provides natural gas service at retail in the St. Paul metropolitan area and portions of southeast, northwest and central Minnesota, as well as eastern North Dakota. NSP-W provides natural gas service in western and central Wisconsin as well as Ironwood in Michigan's Upper Peninsula. Both NSP and NSP-W are directly connected to various interstate pipelines and have separate contractual supply portfolios for transportation through pipelines and with suppliers of natural gas. The gas delivery operations of NSP and NSP-W are managed out of St. Paul, Minnesota, pursuant to a Supervisory Control and Data Acquisition Agreement among NSP, NSP-W and Viking Gas Transportation Company (a wholly-owned interstate pipeline subsidiary of NSP). Under this agreement, NSP manages the pressures of the various pipelines owned by these companies and the inflow and outflow of natural gas from these pipelines. This agreement was approved by the MPUC in Docket No. G002/AI-94-831 and by the PSCW in Docket No. 4220-AU-117.

    The gas properties of NSP include 7,366 miles of natural gas distribution and transmission mains, the Westcott LNG plant with a storage capacity of 2.1 Bcf equivalent and five propane-air plants with a storage capacity of 1.4 Bcf equivalent to help meet the peak requirements of its firm residential, commercial and industrial customers. NSP-W's gas properties include approximately 1,620 miles of natural gas distribution mains, the Eau Claire and LaCrosse LNG plants, having a storage capacity of .4 Bcf equivalent, and one propane-air plant, with storage capacity of 0.02 Bcf equivalent.

    NSP and NSP-W provide each other with certain wholesale LNG liquefaction, storage and vaporization service under certificate authority granted by FERC. NSP and NSP-W are also authorized to make certain sales of natural gas for resale under blanket authority granted by the FERC under 18 CFR 284.402.

    For the year ended December 31, 1997, and the twelve months ended March 31, 1998, NSP and NSP-W distributed the following amounts of natural or manufactured gas at retail:

                                                                                  YEAR-ENDED      12 MONTHS ENDED
                                                                               DECEMBER 31, 1997  MARCH 31, 1998
                                                                               -----------------  ---------------
NSP
  Mcf of gas distributed at retail (including natural and manufactured
    gas).....................................................................       80,350,058        76,449,915
NSP-W
  Mcf of gas distributed at retail (including natural and manufactured
    gas).....................................................................       18,979,882        17,904,137

           (b) BMG

    BMG is directly connected to the El Paso Natural Gas Company interstate pipeline and has a transportation contract with this pipeline. BMG has a commodity purchase contract with Burlington Resources Inc. and is also connected to Southwest Gas Corporation's utility distribution system The gas properties of BMG include 250 miles of natural gas distribution mains and approximately 50 miles of propane vapor distribution mains.

    For the year ended December 31, 1997, BMG distributed 524,000 Mcf of gas at retail (including natural and manufactured gas).

    3. Gas Coordination

    The following table sets forth certain information with respect to the gas operations of NSP, NSP-W and BMG pro forma as of December 31, 1997, adjusted to give effect to the Transaction (before intercompany eliminations).

                                                                                             MCF OF GAS DISTRIBUTED
                                                                                                       AT
                                                                                                RETAIL (INCLUDING
                                                                   GAS OPERATING REVENUES            NATURAL
                                                                       ($ IN MILLIONS)        AND MANUFACTURED GAS)
                                                                  -------------------------  -----------------------
NSP.............................................................          $     415                  80,350,058
NSP-W...........................................................          $      90                  18,979,882
BMG.............................................................          $       5                     524,000
                                                                              -----                 -----------
TOTAL...........................................................          $     510                  99,853,940
                                                                              -----                 -----------
                                                                              -----                 -----------

    As is evident from the above table, for the year ended December 31, 1997, BMG would have provided approximately 1% of the total operating revenues and less than 1% of the total Mcf of gas distributed by the NSP system. When electric utility operations are considered, BMG's operating revenues would have provided approximately 0.2% of the consolidated utility operating revenues of NSP.

    NSP presently provides natural gas service at retail in Minnesota and North Dakota. NSP-W provides gas service in western Wisconsin (near Eau Claire and the Minnesota border), northwestern Wisconsin and Michigan's Upper Peninsula. BMG presently provides gas service in Maricopa County and Coconino County, Arizona. Upon completion of the Transaction, the NSP and BMG gas operations will continue to serve those areas.

    While the NSP, NSP-W and BMG gas systems are not physically interconnected, following the Transaction, they will functionally perform as a coordinated system through purchase of natural gas from common sources of supply.

    BMG has contracted to purchase commodity gas from Burlington Resources, Inc. Burlington Resources Inc. buys gas from the Permian, Anadarko or San Juan supply fields or basins. NSP, NSP-W and BMG, through Burlington Resources, Inc., purchase gas from the following major supply fields or basins:

FIELD/BASIN                                                                  NSP          NSP-W          BMG
-----------------------------------------------------------------------      ---      -------------     -----
Hugoton/Anadarko.......................................................           X             X             X
Permian................................................................           X                           X
Rocky Mountain.........................................................           X             X
Williston..............................................................           X
San Juan...............................................................                                       X
Alberta, Canada........................................................           X             X

    As indicated by the above table, NSP and BMG procure some gas supplies from common producers.

    4. Non-Utility Interests of NSP, NSP-W and BMG

    (a) NSP and NSP-W

    NSP's non-utility activities are conducted through its ten direct, wholly-owned subsidiaries: NSP Financing I, NRG, Viking, Eloigne, EMI, Seren, Ultra Power, FMAP, Cormorant and UP&L. NSP-W has two wholly-owned non-utility subsidiaries, Clearwater and NSP Lands, and a 75.86% owned subsidiary, C&F. NSP Financing I is a special purpose business trust formed for the purpose of issuing preferred securities. NRG operates and has ownership interests in independent, non-regulated power and energy businesses in the United States and other countries. Each of its power generation businesses is a qualifying cogeneration facility ("QF") under the Public Utility Regulatory Policies Act of 1978, an exempt wholesale generator ("EWG") under Section 32 of the Act or a foreign utility company ("FUCO") under Section 33 of the Act. Viking owns and operates a 500 mile interstate natural gas pipeline providing gas transportation service to customers in the Upper Midwest from connections with three major pipelines in the United States and Canada. Eloigne has ownership interests in affordable housing projects, principally within NSP's service territory. EMI delivers natural gas and electric products and services to commercial and industrial customers, utilities, municipalities and energy marketers, and offers performance contracting to customers nationwide. Seren was formed to pursue communication and data services businesses in the Upper Midwest. Ultra Power will market a proactive, non-destructive, power-cable testing technology. FMAP owns and operates a parking garage located next to NSP's headquarters. Cormorant was established for the principal purpose of acquiring fuel resources and has historically engaged in oil, gas, coal lignite and uranium exploration. UP&L owns and holds real property typically surrounding or adjacent to property owned and used by NSP in its regulated operations. Clearwater was established to identify and develop affordable housing investment opportunities for NSP-W. NSP Lands was created to develop and sell land owned by NSP-W adjacent to a hydro-electric generating facility previously owned by NSP-W. C&F was created in 1911 for the purpose of building, maintaining and operating dams and reservoirs in Wisconsin.

    Together, NSP's and NSP-W's non-utility subsidiaries and investments constituted approximately 20% of NSP's consolidated assets as of December 31, 1997. NSP's and NSP-W's non-utility subsidiaries and investments also provided approximately 8% of NSP's total revenues and approximately 8% of NSP's consolidated net income for the year ended December 31, 1997.

    (b) BMG

    BMG provides non-utility services such as appliance repair and bulk propane sales through its Lake Powell Propane division. Revenues and net income from non-utility services represented 14% and 14.7% of BMG's operating revenues and net income, respectively, for the year ended December 31, 1997.

C. Description of Transaction and Statement as to Consideration

    1. Background

    The business of BMG has grown steadily over the past five years, and beginning in 1996 BMG discontinued its regular dividend in favor of re-investing excess operating income to sustain and increase such growth. In recognition of BMG's need for access to additional capital, and to provide BMG shareholders with liquidity in their investment, in mid-1997 BMG's Board of Directors (the "BMG Board") engaged Principal Financial Securities, Inc. ("PFS"), to assist in identifying sources of capital and potential merger partners for BMG. Through this process, PFS introduced BMG to a number of possible merger partners which conducted their own due diligence investigations of BMG and provided preliminary offers to acquire BMG, one of which was NSP. In September 1997, Bernard C. Ziegler, formerly Chief Executive Officer of The Ziegler Company, Inc. and a Director of BMG, advised James J. Howard, Chairman, President and Chief Executive Officer of NSP, that BMG was considering a possible sale or merger.

    In September 1997, NSP management requested and obtained a confidential information memorandum on BMG prepared by PFS. The confidential information memorandum contained information on BMG's history, operations, financial results and corporate structure. The confidential information memorandum was also made available to other parties interested in a possible acquisition of or merger with BMG. In addition to reviewing the confidential information memorandum, NSP management conducted internal analyses of the benefits of a merger with BMG and tested the financial assumptions in the confidential information memorandum.

    From October to December 1997, representatives of NSP visited BMG to review its operations and performed preliminary due diligence. During these visits representatives of NSP reviewed documents concerning BMG that were made available to parties interested in an acquisition or merger. Representatives of NSP continued to test financial assumptions and constructed financial models regarding BMG's potential growth. Representatives of NSP also obtained additional information from BMG management, including Thomas LeNeau, President and Chief Executive Officer of BMG.

    In November 1997, NSP management briefed Mr. Howard regarding the desirability of a merger with BMG. Based on the briefing, Mr. Howard directed NSP management to perform additional due diligence and prepare an offer.

    On November 17, 1997, NSP submitted a written offer to merge with BMG.

    In December 1997, NSP management, including Cynthia L. Lesher, President of NSP-Gas, visited BMG to conduct an additional review of its operations and perform further due diligence. During this visit to BMG, NSP management met with BMG management to discuss, among other things, a merger of the two companies. On December 5, 1997, NSP submitted a revised written offer to merge with BMG.

    On December 17, 1997, NSP management presented the proposed Merger to the NSP Board. The NSP Board discussed the potential benefits to shareholders of NSP and customers of NSP that could result from the proposed Merger and voted to approve the Merger.

    On December 29, 1997, the Agreement and Plan of Merger between NSP and BMG was executed.

    On April 17, 1998, Amendment No. 1 to the Agreement and Plan of Merger between NSP and BMG (providing for certain minor technical changes) was executed.

    BMG retained PFS to act as financial advisor in connection with the Transaction. PFS was selected by BMG based on PFS's experience, expertise and familiarity with BMG and its businesses. As a nationally recognized investment banking firm, PFS is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

    Additional information regarding the background of the Transaction is set forth in the Registration Statement on Form S-4 of NSP, which is filed as Exhibit C-1 hereto (the "Registration Statement").

    2. Merger Agreement

    The Merger Agreement provides for BMG to be merged with and into NSP, with NSP as the surviving corporation. Pursuant to the Merger Agreement, upon effectiveness of the Merger, each issued and outstanding share of BMG (except shares owned by BMG as treasury stock or BMG Dissenting Shares) will be canceled and converted into the right to receive a fraction of a share of NSP Common Stock, determined in accordance with the Exchange Ratio. Each issued and outstanding share of NSP Common Stock (except NSP Dissenting Shares) will remain outstanding, unchanged, as one share of NSP Common Stock. The Merger Agreement is incorporated by reference as Exhibit B-1. The Merger is subject to customary closing conditions, including the receipt of the requisite shareholder approvals of BMG and all necessary governmental approvals. Following the Merger and receipt of Commission approval pursuant to this Application-Declaration, NSP will cause the assets of BMG to be transferred to a newly-formed, wholly-owned subsidiary of NSP.

    If any holder of BMG Common Stock would be entitled to receive a number of shares of NSP Common Stock that includes a fraction, then in lieu of a fractional share, such holder will be entitled to receive a cash payment based on a formula agreed to in the Merger Agreement. The Transaction is expected to be tax-free to NSP and BMG shareholders (except as to dissenters' rights and fractional shares).

    The Transaction is designed to qualify as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code of 1986, as amended. NSP and BMG believe the Transaction will be treated as a "pooling of interests" for accounting purposes.

    The Merger Agreement contains certain covenants relating to the conduct of business by the parties pending the consummation of the Merger. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase common stock dividends beyond specified levels, and may not issue capital stock except as specified. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits and affiliate transactions.

    3. Management of NSP following the Transaction

    As a result of the Transaction, BMG will become a second public-utility subsidiary of NSP. Present utility operations of NSP and NSP-W and the non-utility operations of NSP's other subsidiaries will be unaffected. NSP will continue to be predominantly an operating public-utility, engaged as such in the generation, transmission, and distribution of electricity and the distribution of natural gas in the state of Minnesota, NSP's state of incorporation, and the contiguous states of North Dakota and South Dakota. Following the Transaction, there will be no change in the composition of the NSP Board or in the executive management of NSP. After the Transaction, BMG, as a wholly-owned subsidiary of NSP, will continue to distribute natural gas in the state of Arizona. BMG will continue to maintain its headquarters at Cave Creek, Arizona, and no significant changes to the operations of BMG are anticipated as a result of the Transaction.

    4. Related Agreements

    In connection with the Merger Agreement, NSP and BMG also entered into a stock option agreement (the "Option Agreement") (Exhibit B-2 hereto) giving NSP the right to acquire up to 181,386 shares of BMG Common Stock under specified circumstances.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

    The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, including the solicitation of proxies by BMG, registration of securities of NSP under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee for the Registration Statement on Form S-4.................     $2,596
Accountant's fees................................................................           (3)
Legal fees and expenses relating to the Act......................................           (3)
Other legal fees and expenses....................................................           (3)
Other............................................................................           (3)
Shareholder communication and proxy solicitation.................................           (3)
NYSE listing fee.................................................................           (3)
Exchanging, printing, and engraving of stock certificates........................           (3)
Investment bankers' fees and expenses............................................           (3)
Consulting fees related to human resource issues, public relations,
  regulatory support, and other matters relating to the Transaction..............           (3)
Expenses related to integrating the operations of the acquired company
  and miscellaneous..............................................................           (3)
TOTAL............................................................................           (3)

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

    Sections 9(a)(2) and 10 of the Act are directly or indirectly applicable to the proposed Transaction. To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

    Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate. . . of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company. . . ."

    NSP, NSP-W and BMG, are "public-utility companies" as defined in Section 2(a)(5) of the Act. Since NSP currently owns more than five percent of the voting securities of NSP-W and, following the Spin-off and the consummation of the Transaction, will acquire more than five percent of the voting securities of BMG, NSP should obtain the approval of the Commission for the Spin-off under
Section 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

    As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the
Commission:

    - The consideration to be paid in the Transaction is fair and reasonable;

    - The Transaction will not create detrimental interlocking relations or concentration of control;

    - The Transaction will not result in an unduly complicated capital structure for the NSP system;

    - The Transaction is in the public interest and the interests of investors and consumers;

------------------------
(3) To be filed by Amendment.

    - The Transaction is consistent with Sections 8 and 11 of the Act;

    - The Transaction tends toward the economical and efficient development of an integrated public-utility system; and

    - The Transaction will comply with all applicable state laws.

    Furthermore, this Transaction also provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"). While the Transaction and the requests contained in this Application-Declaration are well within the precedent of transactions approved by the Commission as consistent with the Act prior to the 1995 Report and thus could be approved without any reference to the 1995 Report, a number of the recommendations contained therein serve to strengthen the Applicant's analysis and would facilitate the creation of a utility company better able to compete in the rapidly evolving utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation . . . and minimize regulatory overlap, while protecting the interests of consumers and investors(4)," should be used in reviewing this Application-Declaration because, as demonstrated below, the Transaction will benefit both consumers and shareholders of BMG and NSP and because the state regulatory authorities with jurisdiction over this Transaction will have approved it as in the public interest.

A. Section 10(b)

    Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

    (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

    (2) in the case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

    (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

    1. Section 10(b)(1)

    Section 10(b)(1) requires a finding that control is "of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." The framers of the Act sought, through Section 10(b)(1) to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain combinations. AMERICAN ELECTRIC POWER CO., INC., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1309 (1978). The acquisition of the very small distribution system of BMG by NSP will not create an "excess of concentration and bigness," but, as discussed in more detail below, will afford BMG the opportunity to achieve the economies of scale and efficiencies, particularly in the areas of management expertise and gas supply, that the Act's framers intended to preserve for the benefit of investors and consumers.

------------------------
(4) Letter of the Division of Investment Management to the Securities and Exchange commission, 1995 Report at 3.

    2. Section 10(b)(2)

    As noted above, the Commission may not approve the Transaction under Section 10(b)(2) if it finds that the consideration to be paid in connection with the combination, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired. . . ."

    NSP and BMG believe that the standards of Section 10(b)(2) regarding consideration are satisfied in the present case for the following reasons.

    First, the Merger is a pure stock-for-stock exchange and qualifies for treatment as a pooling of interests. As set forth more fully above at Item 1.C.2 and except for BMG Dissenting Shares, each share of BMG Common Stock will be converted into the right to receive a fraction of a share of NSP Common Stock in accordance with the Exchange Ratio, and each share of NSP Common Stock will continue as a share of NSP Common Stock. The Transaction will therefore involve no "acquisition adjustment" or other write-up of the assets of NSP or BMG.

    Second, the Transaction was approved by the BMG Board and has been submitted to, and approved by, the common shareholders of BMG. As provided under the Arizona Business Corporation Act, the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding shares of BMG's Common Stock is required for approval of the Merger.

    Third, the Exchange Ratio is the product of arms-length negotiations between NSP and BMG and was approved by the BMG Board. Such negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of BMG. See Item 1.C.1 of this Application-Declaration and "Background of the Merger" at pages 18 and 19 of the Registration Statement (Exhibit C-1 hereto). As recognized by the Commission in OHIO POWER CO., Holding Co. Act Release No. 16753, 44 S.E.C. 340, 346 (June 8, 1970), prices arrived at through arms-length negotiations are particularly persuasive evidence that
Section 10(b)(2) is satisfied.

    Finally, PFS, a nationally-recognized investment banking firm engaged by BMG, has reviewed extensive information concerning BMG, analyzed the Exchange Ratio employing a variety of valuation methodologies and opined that the Exchange Ratio is fair to the holders of BMG Common Stock as of the date of the Merger Agreement and as of the date the proxy statement/prospectus included in the Registration Statement was mailed to the stockholders of BMG. PFS's analysis and opinion is described in detail on pages 20 to 22 of the Registration Statement (Exhibit C-1 hereto). The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. THE SOUTHERN COMPANY; SV VENTURES, INC., Holding Co. Act Release No. 24579, 40 SEC Docket 350 (Feb. 12,
1988).

    In rendering its fairness opinion, PFS performed a number of analyses relevant to the reasonableness of the Exchange Ratio and their relation to the investment in, and earning capacity of, the utility assets of BMG. PFS reviewed the Merger Agreement, related documents and certain publicly available business and financial information relating to BMG and NSP. PFS also reviewed certain other information, including financial projections provided to it by BMG and met with management of BMG to discuss the business and prospects of BMG.

    PFS also considered certain financial data for businesses similar to BMG and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. PFS also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that PFS deemed relevant.

    In light of PFS's opinion and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, the Exchange Ratio falls within the range of reasonableness, and the consideration for the Transaction bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of BMG.

    Item 2 of this Application-Declaration sets forth the fees, commissions and expenses in connection with the Transaction. NSP and BMG believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair relative to other transactions and the anticipated benefits of the Transaction to the public, investors and consumers, consistent with recent precedent and the standards of Section 10(b)(2). Furthermore, the investment banking fees of BMG reflect the competition in the marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.

    3. Section 10(b)(3)

    Section 10(b)(3) requires the Commission to determine whether the Transaction will "unduly complicate the capital structure" of the NSP system or will be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the NSP system.

    Capital structure: The corporate capital structure of NSP after the Transaction will not be unduly complicated and will be substantially similar to the capital structure of NSP prior to the Transaction, and, because neither NSP-W nor BMG will have any preferred stock outstanding, less complex than capital structures approved by the Commission in other orders. SEE, E.G., CENTERIOR ENERGY CORP., Holding Co. Act Release No. 24073, 35 SEC Docket 769 (April 26, 1986); MIDWEST RESOURCES, INC., ET AL., Holding Co. Act Release No. 25159, 47 SEC Docket 252 (Sept. 26, 1990); CINERGY CORP., Holding Co. Act Release No. 26146, 57 SEC Docket 2353 (Oct. 21, 1994).

    In the Transaction, the shareholders of BMG will receive NSP Common Stock. NSP will own 100% of the common stock of NSP-W and BMG and there will be no minority common stock interest remaining in either company. Furthermore, neither NSP-W nor BMG will have any preferred stock outstanding. The existing debt securities of NSP, NSP-W and BMG will remain outstanding without change. The only voting securities of NSP which will be publicly held after the Transaction will be NSP Common Stock and NSP preferred stock. The only class of voting securities of NSP direct subsidiaries will be common stock and, in each case, all issued and outstanding shares of such common stock will be held by NSP.

    Set forth below are summaries of the historical capital structures of NSP, NSP-W and BMG as of December 31, 1997, and the pro forma combined capital structure of NSP (assuming the Transaction occurred on December 31, 1997):

                   NSP AND BMG HISTORICAL CAPITAL STRUCTURES
                             (DOLLARS IN THOUSANDS)

                                                                           NSP          BMG
                                                                       ------------  ---------
Common stock equity..................................................  $  2,372,000  $   8,319
Preferred securities(5)..............................................       400,000        -0-
Long-term debt.......................................................     1,879,000      3,000
Short-term debt(6)...................................................       425,000      1,092
                                                                       ------------  ---------
  Total..............................................................  $  5,076,000  $  12,411
                                                                       ------------  ---------
                                                                       ------------  ---------

                    NSP PRO FORMA COMBINED CAPITAL STRUCTURE
                       (DOLLARS IN THOUSANDS) (UNAUDITED)

Common stock equity....................................  2,380,319         47%
Preferred securities...................................    400,000          8%
Long-term debt.........................................  1,882,000         37%
Short-term debt(6).....................................    426,092          8%
                                                         ---------  ---------
  Total................................................  $5,088,411       100%
                                                         ---------  ---------
                                                         ---------  ---------

------------------------

(5) Includes preferred securities subject to mandatory redemption.

(6) Includes current maturities of long-term debt.

    As is evident from the above, the distribution of NSP Common Stock in connection with the Transaction will have virtually no effect on NSP's capital structure.

    Protected interests: Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the NSP system. The combination of NSP and BMG is entirely consistent with the proper functioning of the NSP holding company system. Further, as discussed in
Item 3.B.2.(a), the combination will result in benefits to the public and to consumers and investors of both companies and also will improve the efficiency of the BMG system. The Merger has been approved by the Minnesota Commission, the North Dakota Commission and the Arizona Commission. Moreover, as noted by the Commission in ENERGY CORPORATION ET AL., Holding Co. Act Release No. 25952, 55 SEC Docket 2035, 2045 (Dec. 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities market themselves." NSP is and will remain a reporting company subject to the continuous disclosure requirements of the 1934 Act following the completion of the Transaction. The various reports previously filed by NSP under the 1934 Act contain readily available information concerning the Transaction. For these reasons, the Applicant believes that the Transaction will be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

B.  Section 10(c)

    Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

 (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; (7) or

 (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system. . . .

1.  Section 10(c)(1)

    (a) Compliance With Section 8

    Section 8 prohibits registered holding companies from acquiring properties which would result in combined gas and electric operations in the same area without the authorization of the appropriate state commission, where state law prohibits or requires authorization for such combined operations. Section 8 applies only to registered systems and thus, by its terms, is not applicable to NSP, BMG, the Merger or the Transaction. Moreover, the Merger will occur only after authorizations of the Arizona Commission, the Minnesota Commission and the North Dakota Commission have been granted. The Spin-off may also require authorization from such commissions, in which case, the Spin-off will not be consummated until such authorizations have been obtained. Accordingly, the Transaction will not be unlawful under Section 8, and thus that portion of
Section 10(c)(1) relating to Section 8 of the Act is satisfied.

    (b) No Detriment to the Carrying Out of Section 11

    Section 11 of the Act sets forth the integration and simplification requirements of the Act applicable to registered holding company systems.
Section 11 requires the Commission to take action with respect to registered holding company systems that will (1) limit the operations of each registered holding company system to a single integrated public-utility system, certain "functionally related" businesses, and one or

------------------------
(7) By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable at present to NSP or BMG, since neither is now a registered holding company. Also, under the present transaction structure, NSP will remain an exempt holding company after consummation of the Transaction.

more additional integrated public utility systems meeting certain requirements (Section 11(b)(1)); and (2) ensure that the registered system has a simplified corporate structure without undue or unnecessary complications or inequitable distribution of voting power (Section 11(b)(2)).

    Section 11 applies only to registered holding companies. In a proceeding under Section 9(a)(2) where the resulting system would be exempt, as well as in proceedings under Section 3 for the grant of an exemption, compliance with the standards of Section 11 is not required.(8) As the Commission has stated in approving an exempt company's application under both Section 9(a)(2) and Section 3, "Section 10(c)(1)'s requirement that the acquisition not be 'detrimental' to carrying out the provisions of Section 11 does not mandate that the latter section's integration requirements be met."(9)

    Instead, in applying Section 10(c)(1) to an exempt system, the Commission looks to whether the acquisition would be detrimental to the public interest. With respect to combination gas and electric systems, which could raise integration issues under Section 11 for registered holding companies, the Commission approves applications for exempt systems where it finds generally that the other requirements of Section 10 have been met and that the appropriate state commission has acted favorably. For example, in DOMINION RESOURCES, INC.,the Commission approved the acquisition by a combination company of a small gas utility.(10) In so doing, the Commission explicitly recognized that the limits in Section 11 were inapplicable given the applicant's exemption from registration. With respect to the extension of the gas operations of the combined system, the Commission took pains to state that "the only question" was whether that extension would be "detrimental to the public interest or in the interest of investors or consumers" within the language of Sections 10(b)(1) and 10(b)(3).(11) The Commission went on to state that Section 10(c)(1) of the Act would bring Section 11(b)(1) into consideration only if Dominion Resources were not entitled to an exemption under Rule 2 of the Act.(12) Furthermore, the Commission cited favorably its decision in WPL HOLDINGS INC., Holding Co. Act Release No. 24590, 40 SEC Docket 634 (Feb. 26, 1988), for the proposition that where there is evidence of effective state regulation over the activities of a combination company otherwise entitled to an exemption under Section 3(a), the Commission need not find that permitting retention of combined operations would be detrimental to the public interest. In the present circumstances, following the Spin-off and consummation of the Transaction, NSP would be entitled to continue its Section 3(a)(2) exemption pursuant to Rule 2.

    Based on the foregoing precedent, the Transaction satisfies the requirements of Section 10(c)(1) and will promote the public interest of creating stronger competitors in the evolving utility industry. First, as discussed previously and as will be discussed below, NSP's acquisition of BMG will meet the standards set

------------------------
(8) See e.g., TUC HOLDING COMPANY, Holding Co. Act Release No. 26749, 65 SEC Docket 301, 305 (Aug. 1, 1997). ("By its terms, however, Section 11(b)(1) applies only to registered holding companies."); GAZ METROPOLITAIN, INC., Holding Co. Act Release No. 26170, 58 SEC Docket 189, 193 (Nov. 23, 1994) ("Exempt holding companies are not directly subject to Section 11(b)(1)'s integration standards."). SEE ALSO the 1995 Report at 61. ("Section 11's integration provisions apply only to registered holding companies"); DOMINION RESOURCES, INC., Holding Co. Act Release No. 24618, 40 SEC Docket 847, 849 (Apr. 4, 1988) (where no consideration of Section 11 (b)(1) was necessary as DRI was entitled to an exemption under Rule 2 of the Act.)

(9) GAZ METROPOLITAN INC., SUPRA, note 10, at 193.

(10) DOMINION RESOURCES, INC., SUPRA, note 10, at 849.

(11) ID. at 849.

(12) ID., n.3. SEE ALSO MIDWEST RESOURCES, INC., SUPRA; I.E. INDUSTRIES INC., Holding Co. Act Release No. 25325, 48 SEC Docket 1735 (June 3, 1991); SOUTHERN INDIANA GAS AND ELECTRIC COMPANY, Holding Co. Act Release No. 26075, 57 SEC Docket 78 (June 30, 1994); NIPSCO INDUSTRIES, INC., Holding Co. Act Release No. 25766, 53 SEC Docket 1997 (Mar. 25, 1993); NIPSCO Industries, Inc., Holding Co. Act Release No. 25470, 50 SEC Docket 1231 (Feb. 5, 1992); LG&E ENERGY CORP., Holding Co. Act Release No. 26866, 67 SEC Docket 107 (April 30, 1998). In these cases, the Commission approved acquisitions or reorganizations involving exempt combination systems without specifically addressing Section 10(c)(1).

forth in Section 10, including the requirement that the Transaction tend toward the efficient and economical development of an integrated public-utility system. In brief, the combination will produce an integrated electric utility system that substantially overlaps an integrated gas utility system and that will reap the many benefits available from combined resources while preserving local control and state regulation, and while also enhancing, rather than decreasing, competition in the states served by NSP, NSP-W and BMG as well as nationwide. Particularly, as detailed in Item 3.B.2(a) below, as a result of the Transaction, BMG will be financially stronger, more technologically advanced and possess more purchasing power, and its investors and customers in Arizona will benefit from BMG's improved competitive position. Second, as previously discussed, the Merger will not go forward until the Arizona Commission and the state commissions which regulate NSP have addressed and ruled favorably on the issues raised by the Merger. Finally, the Applicant believes that the Transaction poses no other concerns to the public interest or the interest of investors or consumers than those already addressed or that are likely to arise in the state proceedings. Indeed, BMG's investors, its customers in Arizona and the public, generally, will benefit from the economies and efficiencies that will make BMG a more competitive gas utility company following the Transaction. For these reasons, no adverse finding is required under Section 10(c)(1).

2.  Section 10 (c)(2)

    Because the Transaction is expected to result in economies and efficiencies for the BMG system, it will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act. "The Commission has previously determined . . . that where a holding company will be exempt from registration under section 3 of the Act following an acquisition of non-integrating utility assets, it suffices for purposes of section 10(c)(2) to find benefits to one integrated system."(13) The Transaction clearly satisfies this requirement as it will produce benefits to the gas utility businesses of NSP, NSP-W and BMG. These include joint procurement of gas and other supplies, sharing of NSP's extensive technological, operational, gas purchasing and other expertise, enhanced computer services, and access to NSP's management, legal, financial, accounting and consulting services.

    (a) Efficiencies and Economies

    The Transaction will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. SEE IN THE MATTER OF AMERICAN ELECTRIC POWER CO., SUPRA at 1320-1321. Some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." CENTERIOR ENERGY CORP., SUPRA at 775, citing IN THE MATTER OF AMERICAN ELECTRIC POWER CO., SUPRA.

    The Transaction is expected to yield several types of economies and efficiencies, which are identified by area below: (1) corporate and administration benefits, (2) management and operational efficiencies, (3) purchasing economies (gas supply and others), (4) enhanced technology and computer services. These categories are described in greater detail below.

    Corporate and Administrative Efficiencies: BMG will benefit from NSP's breadth of management and operations expertise, which will enable BMG to develop an efficient system in an efficient manner. Moreover, NSP and BMG can achieve savings through the consolidation of overlapping or duplicative programs and expenses. For example, coordinated marketing planning will occur to the benefit of BMG as it can take advantage of NSP's expertise, efficiencies and economies of advertising, promotions, direct mailings and other marketing programs. Other specific areas in which economies, efficiencies and savings

------------------------
(13) TUC HOLDING COMPANY, SUPRA, note 8, at 306, citing GAZ METROPOLITAIN, INC., SUPRA, note 10.

are expected to occur include information systems, professional services, benefits, insurance, and shareholder services.

    Management and Operational Efficiencies: NSP's management is highly trained and experienced in the gas industry and will bring their technological, operations, gas purchasing, customer service and regulatory expertise to BMG. In addition to significant management enhancements, NSP will provide BMG with regular legal, financial, accounting and consulting services.

    Purchasing Economies (Gas Supply and Others): NSP and BMG will realize economies through the combined procurement of material and supplies, as well as from economies of scale from increased purchasing power over service providers. Because NSP and BMG will continue to purchase from common sources of gas supply, it is anticipated that areas of savings will result from optimizing transportation capacity on various pipelines, shortening storage withdrawal periods to provide greater peak day delivery and shifting purchases among various producers.

    Enhanced Technology and Computer Services: BMG will benefit from NSP's utilization of state of the art technology and methods for providing gas distribution services. NSP will provide BMG with access to enhanced computer services to handle all customer-related information needs, including account information and gas consumption monitoring. BMG will also be able to use NSP's automated billing services.

    (b) Integrated Public Utility System

    Because Section 2(a)(29) specifies separate definitions for gas and electric systems, the Commission has historically taken the position that gas and electric properties together cannot constitute a single integrated public-utility system.(14) However, Commission authority is equally clear that
Section 10(c)(2) does not limit Commission approval to acquisitions resulting in only one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend 'towards the economical and the efficient development of AN (emphasis in the original) integrated public-utility system.' "(15)

    In this case, the Transaction will tend toward the economical and efficient development of the integrated electric utility system of NSP and NSP-W and an integrated gas utility system of NSP, NSP-W and BMG.

       (i) Electrical System

    As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

    a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantage of localized management, efficient operation, and the effectiveness of regulation.

------------------------
(14) See, NEW CENTURY ENERGIES, INC., Holding Co. Act Release No. 26748, 65 SEC Docket 277, 286 (Aug. 1, 1997), citing SEC V. NEW ENGLAND ELECTRIC SYSTEM, 384 U.S. 176, 178 n.7; IN THE MATTER OF COLUMBIA GAS & ELECTRIC CORPORATION, Holding Co. Act Release No. 2477, 8 S.E.C. 443, 462-463 (Jan. 10, 1941) (rejecting an earlier interpretation to the contrary in AMERICAN WATER WORKS AND ELECTRIC COMPANY, INC., 2 S.E.C. 972, 983 (Dec. 30, 1937)).

(15) GAZ METROPOLITAIN, INC., SUPRA, note 10, at 192, quoting IN THE MATTER OF UNION ELECTRIC COMPANY, Holding Co. Act Release No. 18368, 45 S.E.C. 489, 505 (April 10, 1974), aff'd without op. sub nom. CITY OF CAPE GIRARDEAU, MISSOURI V. S.E.C., 521 F.2d 324 (D.C. Cir. 1975). SEE ALSO, NEW CENTURY ENERGIES, SUPRA.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated electric system will result from a proposed acquisition of securities:

    (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

    (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

    (3) the system must be confined in its operations to a single area or region; and

    (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

ENVIRONMENTAL ACTION, INC. V. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990) (CITING IN RE ELECTRIC ENERGY, INC., et al., 38 SEC 658, 668 (1958)). In the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement."(16) The Transaction satisfies all four of these requirements.

    First, the Transaction will not change the electric utility system of NSP, and the Commission has previously determined that the NSP system was an integrated system.(17) Moreover, NSP and NSP-W are already physically interconnected through numerous transmission lines that they own, including one 345 Kv transmission line, two 115 Kv transmission lines and two 69 Kv transmission lines.

    Second, NSP and NSP-W will be economically operated as a single interconnected and coordinated system. The electric operations of NSP and NSP-W are fully integrated and all generating units are centrally dispatched by NSP.

    Third, this single integrated system will operate in a single area or region, covering portions of Minnesota, Wisconsin, Michigan, North Dakota and South Dakota. In the 1995 Report, the division stated that the evaluation of the "single area or region" portion of the integration requirement "should be made
 . . . in light of the effect of technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration."(18)

    Fourth, the system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Transaction fully preserves the advantage of localized management. In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see AMERICAN ELECTRIC POWER CO., Fed. Sec. L. Rep. PARA81,647 at 80,602 (1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"), GENERAL PUBLIC UTILITIES CORP., 37 SEC 28, 36 (1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see CENTERIOR ENERGY CORP., SUPRA (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's management [would be] drawn from the present management" of the two utilities); NORTHEAST UTILITIES, Holding Co. Act Release No. 25221, 47 SEC Docket 1270 (Dec. 21, 1990)

------------------------
(16) 1995 report at 71.

(17) NORTHERN STATES POWER COMPANY, Holding Co. Act Release No. 22334 (In discussing the integration of the electric system of Lake Superior District Power Company into the NSP system, the Commission stated, "The principal electric system of Northern States in southern Minnesota and northwestern Wisconsin, centering in Minneapolis, and the electric system of Lake Superior are integrated."

(18) 1995 report at 72-74.

(advantages of localized management would be preserved in part because the board of New Hampshire Utility, which was to be acquired by an out-of-state holding company, included "four New Hampshire residents"); (iii) the preservation of corporate identities, see NORTHEAST UTILITIES, SUPRA (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved"); COLUMBIA GAS SYSTEM, INC., Holding Co. Act Release No. 24599, 40 SEC Docket 654 (March 15, 1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see AMERICAN ELECTRIC POWER CO., Fed. Sec. L. Rep PARA81,647 at 80,602 (1978) (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day" ease of communications and transportation").

    The Transaction satisfies all of these factors. NSP and NSP-W will continue to operate through numerous regional offices with local service personnel and line crews available to respond to customers' needs. After the Transaction, NSP and NSP-W will maintain their current headquarters for the areas they presently serve.

    Finally, the NSP system will not impair the effectiveness of state regulation. NSP and NSP-W will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the MPUC, PSCW, MPSC, NDPUC, SDPUC and the FERC. This Transaction will not be consummated unless all required regulatory approvals are obtained.

           (ii) Gas Utility System

    Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

    a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

    As indicated above, in the 1995 Report, the Division recommended flexibility in the interpretation of the integration requirement. In particular, the Division stated that it believed that the Commission "must adopt a more flexible interpretation of the geographic and physical integration standards, with more emphasis on whether an acquisition will be economical and subject to effective regulation."(19) The Division also believed it "appropriate to interpret the 'single area or region' requirement flexibly recognizing technological advances, consistent with the purposes and provisions of the Act."(20)

    NSP's acquisition of BMG, and the subsequent establishment of BMG as a first tier subsidiary of NSP, will satisfy the integration standard set forth in
Section 2(a)(29)(B) of the Act as NSP, NSP-W and BMG will constitute a system so located and related that substantial economies may be effectuated by their operation as a single coordinated system confined in its operation to a single area or region not so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation. The Transaction will also result in economies and efficiencies accruing to the benefit of NSP, NSP-W, BMG, their shareholders and customers and their integrated system and thus should be approved by the Commission.

    First, both the Commission's limited precedent and current technological realities indicate that the combined NSP, NSP-W and BMG gas utility system will operate as a coordinated system confined in its

------------------------
(19) 1995 Report at p. 70

(20) 1995 Report at p. 73.

operation to a single area or region because it will derive natural gas from common sources of supply. The Commission has not traditionally required that the pipeline facilities of an integrated system be physically interconnected, (21) and instead has looked to such issues as from whom the distribution companies within the system receive much, although not all, of their gas supply.(22) The Commission also has considered obtaining gas from a common pipeline (23) as well as from different pipelines when the gas originates from the same gas field in determining a common source of supply.(24) Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.(25) Furthermore, the fact that Minnesota and Arizona are not contiguous does not mean that the NSP system will not "be confined in its operation to a single area or region." The Commission has previously found "utility properties to lie in a single area within the meaning of the Act despite intervening territory."(26)

    While the NSP and BMG gas systems are not physically interconnected, they will functionally perform as a coordinated system through the purchase of natural gas from common sources of supply (i.e., the Andarko and Permian basins), and delivery through integrated interstate pipelines (all of which are open access transportation only pipelines under FERC order 636). This coordination will result in greater efficiency.

    After the Transaction, it is anticipated that gas purchasing economic efficiencies can be achieved by having NSP's gas department, which procures gas for NSP and NSP-W, meet the gas purchasing needs of BMG as well.(27) Thus, some of each company's gas supply will be handled by the same entity and on a coordinated basis. Although these gas purchases for BMG will be made on an economic basis and not with the main goal of ensuring a common source of supply, given economies of scale and the past practice by the same purchasers, it can be expected that each of the three companies will continue to purchase significant amounts of their respective gas supply from the same fields and that much of the rest of their

------------------------
(21) See, IN THE MATTER OF PENZOIL COMPANY, Holding Co. Act Release No. 15963, 43 S.E.C. 709 (Feb. 6, 1968) (finding an integrated system where facilities both connected with an unaffiliated transmission company but not each other). SEE, ALSO AMERICAN NATURAL GAS COMPANY, Holding Co. Act Release No. 15260, 43 S.E.C. 203, 207, n.5 (Dec. 12, 1966) ("It is clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of such interconnection").

(22) See, e.g., IN THE MATTER OF PHILADELPHIA COMPANY AND STANDARD POWER AND LIGHT COMPANY, Holding Co. Act Release No. 8242, 28 S.E.C. 35, 44 (1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); CONSOLIDATED NATURAL GAS COMPANY, Holding Co. Act Release No. 25040, 45 SEC Docket 672 (Feb. 14, 1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources).

(23) IN THE MATTER OF THE NORTH AMERICAN COMPANY, Holding Co. Act Release No. 10320, 32 S.E.C. 169 (Dec. 28, 1950).

(24) See, IN THE MATTER OF CENTRAL POWER COMPANY AND NORTHWESTERN PUBLIC SERVICE COMPANY, Holding Co. Act Release No. 2471, 8 S.E.C. 425 (1941), in which the Commission declared an integrated system to exist where two entities purchase from different pipeline companies since the pipelines were interconnected at points along the line.

(25) See, MCN CORPORATION, Holding Co. Act Release No. 26576, 62 S.E.C. 2379 (Sep. 17, 1996) (Commission determined that non-contiguous local distribution companies are a part of an "integrated public utility system" where, among other things, the local distribution companies are interconnected through common pipelines and obtained gas from a common source).

(26) ID., at 2384, CITING American National Gas Co., 43 S.E.C. at 207.

(27) In MCN CORPORATION, SUPRA note 24, the Commission determined that a single coordinated system existed where MCN stated that its energy trading subsidiary intended to purchase gas supply for the new gas utility, to the extent it could do so reliably and economically; however, the gas utility would continue to have the option to purchase a part of its gas supply from other marketers if it could do so more efficiently.

respective gas supply will travel through the same pipelines even if it is not from the same field. As noted above, NSP and BMG will functionally perform as a coordinated system through the purchase of natural gas from common sources of supply and the delivery of such gas, through integrated interstate gas pipelines, to satisfy the "common source of supply" requirement of Section 2(a)(29)(B) of the Act.

    Moreover, the combination of the NSP, NSP-W and BMG systems will tend toward the economic and efficient development of a coordinated gas system in that there will be centralized computer and customer service systems, marketing and operations planning and consulting between the three companies after the Transaction. Improved technology and centralized computer services for customer services and centralized planning will occur to the benefit of BMG and its customers.

    Significant day-to-day centralization between BMG and NSP will occur via NSP's computer information system (the "NSP System"). The NSP System handles all customer-related information needs, including account information and gas consumption monitoring. The NSP System personnel will provide frequent consulting services to BMG's personnel on how to operate a link with the NSP System and how to handle other customer service related matters.

    Finally, the gas utility system resulting after consummation of the Transaction will also meet the requirement that it be "not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation and the effectiveness of regulation." IN THE MATTER OF AMERICAN NATURAL GAS COMPANY, Holding Co. Act Release No. 15620 (Dec. 12, 1966), the Commission found that the American Natural System would meet the above requirement after its acquisition of an Indiana gas utility as:

    Although American Natural will provide certain central facilities, equipment and personnel . . . Central Indiana will retain its own local management and board of directors, a majority of whom will be residents of Indiana. Central Indiana will continue to be subject to regulation by the Public Service Commission of Indiana.(28)

It is currently contemplated that localized management of BMG will be preserved. Following the Transaction, there will be no significant change in the senior management or board of directors of NSP and NSP-W. While, as discussed above, BMG will receive a number of centralized services and benefits from NSP, BMG's headquarters will remain in Arizona, BMG will be operated on a day-to-day basis by its local management, and BMG will remain locally regulated by the Arizona Commission. No significant change in management or operations of BMG will occur as a result of the Transaction. NSP will remain subject to the regulation of the Minnesota Commission in the State of Minnesota, the North Dakota Commission in the State of North Dakota. NSP-W will remain subject to the regulation of the Wisconsin Commission. Thus, each of NSP, NSP-W and BMG will be locally operated and locally regulated, and each will have the economic advantage of certain centralized services after the Transaction. From a regulatory standpoint, there will be no impairment of regulatory effectiveness. The Arizona, Minnesota, and Wisconsin commissions are already regulating multi-jurisdictional gas utilities as several other gas utilities currently operate in several states, and, indeed, NSP and NSP-W currently operate gas utilities in multiple states.

    For all of the reasons discussed above, NSP's ownership of BMG will satisfy the integration requirements of Section 2(A)(29)(B).

C.  Section 10(f)

    Section 10(f) provides that:

    The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in

------------------------
(28) See also CONSOLIDATED NATURAL GAS COMPANY, SUPRA ("As noted above, VNG's Board of Directors will consist of, among others, senior members of Consolidated management. However, VNG will continue to be locally managed and operated as a business unit with autonomy.")

    respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

As described below under Item 4, and as evidenced by the filings before the Arizona Commission, Minnesota Commission, and North Dakota Commission, NSP and BMG intend to comply with all applicable state laws related to the Transaction.

D.  Section 3(a)(2)

NSP requests that the Commission issue an order under Section 3(a)(2) declaring that NSP will be exempt from all provisions of the Act except Section 9(a)(2).
Section 3(a)(2) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

    such holding company is predominantly a public-utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto.

Upon consummation of the Transaction, BMG and NSP-W will be direct wholly-owned subsidiaries of NSP, and NSP will be predominantly a public-utility company operating as such in Minnesota, its state of incorporation, and states contiguous to Minnesota (North Dakota and South Dakota).

    With regard to whether a company operates "predominantly" as a public-utility, the Commission has often considered factors indicative of the relative size of the utility operations of the holding company compared to the utility operations of its subsidiaries with most significance given to gross revenues.(29) Generally, the Commission has granted exemptions where the ratio of the subsidiary's gross utility revenues to those of its parent was not more than approximately 25%.(30) Recently in HOUSTON INDUSTRIES INCORPORATED, ET AL.,(31) the Commission granted an exemption to Houston Industries Incorporated, notwithstanding the fact that its subsidiary, NorAm Energy Corp., had utility operating revenues which were 52.5% of those of Houston Industries Incorporated. On a pro forma basis, for the year ended December 31, 1997, the combined utility operating revenues of NSP-W and BMG were 14% of the utility operating revenues of NSP, substantially lower than the ratios in prior cases where exemptions were granted. Based on the foregoing, there is no question that NSP is predominantly a public-utility company.

    Furthermore, as previously discussed, NSP's operations as a public-utility do not extend beyond Minnesota, its state of incorporation, and states contiguous thereto, North Dakota and South Dakota. As to BMG's operations in the noncontiguous state of Arizona, Section 3(a)(2) does not require geographic contiguity as to the operations of subsidiaries. Thus, the location of BMG's operations after the Transaction is not an issue.(32) In addition to being consistent with Commission precedent, this view is also consistent with the Commission's suggestion in the 1995 Report that geographic requirements for an

------------------------
(29) See, IN RE NORTHERN STATES POWER CO., Holding Co. Act Release No. 12655, 36 S.E.C. 1 (Sep. 16, 1954).

(30) See, e.g., OHIO EDISON CO., Holding Co. Act Release No. 21019, 17 SEC Docket 436 (April 26, 1979); DELMARVA POWER & LIGHT CO.,Holding Co. Act Release No. 19717, 10 SEC Docket 739 (Oct. 19, 1976); and WASHINGTON GAS AND LIGHT CO., Holding Co. Act Release No. 1964, 6 S.E.C. 954 (March 5, 1940).

(31) Holding Co. Act Release No. 26744, 65 SEC Docket 83 (July 24, 1997).

(32) See, UNION ELECTRIC CO. OF MISSOURI, 5 S.E.C. 252 (1939) (where the Commission concluded that "it is plain that under that subsection [3(a)(2)], Congress intended us to ignore as irrelevant the place of operation of the operating subsidiaries of the holding company, and that we should in the instant case consider solely whether the place of operations of Union Electric Company of Missouri, itself, as an operating company, are confined to the state of Missouri and contiguous states."); and IN RE NORTHERN STATES POWER CO., Holding Co. Act Release No. 22334, 24 SEC Docket 405 (December 23, 1981) (approving the acquisition by a holding company of a subsidiary and allowing the holding company to maintain exempt status pursuant to section 3(a)(2), notwithstanding that the new subsidiary had operations in states non- contiguous to the holding company(1)s state of organization).

integrated public-utility should be flexibly interpreted, as "the relevance of physical and geographic integration to a sound public-utility industry has diminished."(33)

ITEM 4.  REGULATORY APPROVALS

    Set forth below is a summary of the regulatory approvals that NSP and BMG expect to obtain in connection with the Merger. It is a condition to the consummation of the Merger that final orders approving the Merger be obtained from the Commission under the Act and from the various federal and state commissions described below on terms and conditions which would not have, or would not be reasonably likely to have, a material adverse effect on the business, assets, financial condition or results of operations of BMG or NSP and its prospective subsidiaries taken as a whole or which would be materially inconsistent with the agreements of the parties contained in the Merger Agreement.

    A.  Antitrust

    The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Transaction) may not be consummated until certain information has been submitted to the Department of Justice ("DOJ") and Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. DOJ terminated the HSR Act waiting period on April 3, 1998.

    The expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the Transaction on antitrust grounds; however the Applicant believes that the Transaction will not violate Federal antitrust laws. If the Transaction is not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, NSP and BMG will be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be terminated before the Transaction could be consummated.

    B.  State Public Utility Regulation

    Applications for approval of the Merger and related transactions were filed on January 12, 1998 with the Arizona Commission, on January 20, 1998 with the Minnesota Commission, and on March 5, 1998 with the North Dakota Commission. Each Commission must find, in general, that the Merger is in the public interest. Such commissions may attach such conditions to their approval as they deem to be appropriate or necessary. The Minnesota Commission approved the Merger on May 7, 1998, the North Dakota Commission approved the Merger on June 3, 1998, and the Arizona Commission approved the Merger on July 21, 1998. The Spin-off may also require authorization from such commissions, in which case, the Spin-off will not be consummated until such authorizations have been obtained.

    Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

ITEM 5.  PROCEDURE

    The Commission is respectfully requested to issue and publish not later than August 7, 1998, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than August 24, 1998, by which comments must be entered and a date not later than August 25, 1998, as the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

    It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

------------------------
(33) 1995 Report at 72-74.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.  Exhibits

      A-1    Restated Articles of Incorporation of NSP (filed as Exhibit 3.01 to Form 10-Q of NSP for the quarter ended March 31, 1992, File No. 1-3034, and incorporated herein by reference)

      A-2    Restated Articles of Incorporation of NSP-W (filed as Exhibit 3.01 to Form 10-K of NSP-W for the year ended December 31, 1987, File No. 10-3140, and incorporated herein by reference)

      A-3    Articles of Incorporation of BMG (to be filed by amendment)

      B-1    Agreement and Plan of Merger (Merger Agreement) (filed as Annex A to Registration Statement No.
               333-49529 on Form S-4 and incorporated herein by reference)

      B-2    Stock Option Agreement (filed as Annex B to Registration Statement No. 333-49529 on Form S-4 and
               incorporated herein by reference)

      C-1    Registration Statement of NSP on Form S-4 (as amended) (filed as Registration Statement No. 333-49529 and incorporated herein by reference)

      C-2    Proxy Statement and Prospectus (included in Exhibit C-1) D-1.1 Application of NSP and BMG before the
               Arizona Commission (to be filed by amendment)

      D-1.1  Application of NSP and BMG before the Arizona Commission (to be filed by amendment)

      D-1.2  Application of NSP and BMG before the Minnesota Commission and Order dated May 7, 1998 approving the
               Transaction (to be filed by amendment)

      D-1.3  Application of NSP and BMG before the North Dakota Commission and Order dated June 3, 1998 approving the
               Transaction (to be filed by amendment)

      E-1    NSP corporate chart (to be filed by amendment)

      E-2    Pro Forma NSP Corporate Chart (to be filed by amendment)

      F-1    Preliminary opinion of counsel to NSP (to be filed by Amendment)

      F-2    Preliminary opinion of counsel to BMG (to be filed by Amendment)

      G-1    Opinion of PFS (filed as Annex C to Registration Statement No. 333-49529 on Form S-4 and incorporated herein by reference)

      H-1    Annual Report of NSP on Form 10-K for the year ended December 31, 1997 (File No. 1-3034 and incorporated herein by reference)

      H-2    NSP 1997 Annual Report to Shareholders (File No. 1-3034 and incorporated herein by reference)

      H-3    NSP Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-3034 and incorporated herein by reference)

      H-4    Annual Report of NSP-W on Form 10-K for the year ended December 31, 1997 (File No. 10-3140 and incorporated herein by reference)

      H-5    NSP-W Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 10-3140 and incorporated herein by reference)

B.  Financial Statements

      FS-1   NSP Consolidated Balance Sheet as of December 31, 1997 (see Annual Report of on Form 10-K for the year ended December 31, 1997 (Exhibit H-1 hereto) at p. 53)

      FS-2   NSP Consolidated Statements of Income for its last three fiscal years (see Annual Report NSP on Form
               10-K for the year ended December 31, 1997 (Exhibit H-1 hereto) at p. 51)

      FS-3   NSP-W Consolidated Balance Sheet as of December 31, 1997 (see Annual Report of NSP-W on Form 10-K for
               the year ended December 31, 1997 (Exhibit H-4 hereto), at p. 23)

      FS-4   NSP-W Consolidated Statements of Income for its last three fiscal years (see Annual Report of NSP-W on
               Form 10-K for the year ended December 31, 1997 (Exhibit H-4 hereto), at p. 21)

      FS-5   BMG Balance Sheet Data as of December 31, 1997 (see Proxy Statement and Prospectus (Exhibit C-2) at p.
               46)

      FS-6   BMG Income Statement Data for its last five fiscal years (See Proxy Statement and Prospectus (Exhibit
               C-2) at p. 46)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

    The Transaction neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section (2)(C) of the National Environmental Policy Act, 42 U.S.C. S.E.C. 4332. The only federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of the Registration Statement, the approvals and actions described under Item 4 and Commission approval of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of NSP, NSP-W or BMG that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                NORTHERN STATES POWER COMPANY

                                By:            /s/ EDWARD J. MCINTYRE
                                     -----------------------------------------
                                              VICE PRESIDENT AND CHIEF
                                                 FINANCIAL OFFICER

Date: July 22, 1998

                               INDEX OF EXHIBITS
                  EXHIBIT - DESCRIPTION - TRANSMISSION METHOD

  METHOD       EXHIBIT
 OF FILING     NUMBER                                              DESCRIPTION
-----------  -----------  ---------------------------------------------------------------------------------------------
                    A-1   Restated Articles of Incorporation of NSP (filed as Exhibit 3.01 to Form 10-Q of NSP for the quarter ended March 31, 1992, File No. 1-3034, and incorporated herein by reference)

                    A-2   Restated Articles of Incorporation of NSP-W (filed as Exhibit 3.01 to Form 10-K of NSP-W for the year ended December 31, 1987, File No. 10-3140, and incorporated herein by reference)

                    A-3   Articles of Incorporation of BMG (to be filed by amendment)

                    B-1   Agreement and Plan of Merger (Merger Agreement) (filed as Annex A to Registration Statement
                            No. 333-49529 on Form S-4 and incorporated herein by reference)

                    B-2   Stock Option Agreement (filed as Annex B to Registration Statement No. 333-49529 on Form S-4
                            and incorporated herein by reference)

                    C-1   Registration Statement of NSP on Form S-4 (as amended) (filed as Registration Statement No.
                            333-49529 and incorporated herein by reference)

                    C-2   Proxy Statement and Prospectus (included in Exhibit C-1)

                   D-1.1  Application of NSP and BMG before the Arizona Commission (to be filed by amendment)

                   D-1.2  Application of NSP and BMG before the Minnesota Commission and Order dated May 7, 1998 approving the Transaction (to be filed by amendment)

                   D-1.3  Application of NSP and BMG before the North Dakota Commission and Order dated June 3, 1998 approving the Transaction (to be filed by amendment)

                    E-1   NSP corporate chart (to be filed by amendment)

                    E-2   Pro Forma NSP Corporate Chart (to be filed by amendment)

                    F-1   Preliminary opinion of counsel to NSP (to be filed by Amendment)

                    F-2   Preliminary opinion of counsel to BMG (to be filed by Amendment)

                    G-1   Opinion of PFS (filed as Annex C to Registration Statement No. 333-49529 on Form S-4 and
                            incorporated herein by reference)

                    H-1   Annual Report of NSP on Form 10-K for the year ended December 31, 1997 (File No. 1-3034 and incorporated herein by reference)

                    H-2   NSP 1997 Annual Report to Shareholders (File No. 1-3034 and incorporated herein by reference)

                    H-3   NSP Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-3034 and incorporated herein by reference)

                    H-4   Annual Report of NSP-W on Form 10-K for the year ended December 31, 1997 (File No. 10-3140 and incorporated herein by reference)

                    H-5   NSP-W Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 10-3140 and incorporated herein by reference)

  METHOD       EXHIBIT
 OF FILING     NUMBER                                              DESCRIPTION
-----------  -----------  ---------------------------------------------------------------------------------------------
                   FS-1   NSP Consolidated Balance Sheet as of December 31, 1997 (see Annual Report of on Form 10-K for
                            the year ended December 31, 1997 (Exhibit H-1 hereto) at p. 53

                   FS-2   NSP Consolidated Statements of Income for its last three fiscal years (see Annual Report of
                            NSP on Form 10-K for the year ended December 31, 1997 (Exhibit H-1 hereto) at p. 51)

                   FS-3   NSP-W Consolidated Balance Sheet as of December 31, 1997 (see Annual Report of NSP-W on Form
                            10-K for the year ended December 31, 1997 (Exhibit H-4 hereto), at p. 23)

                   FS-4   NSP-W Consolidated Statements of Income for its last three fiscal years (see Annual Report of
                            NSP-W on Form 10-K for the year ended December 31, 1997 (Exhibit H-4 hereto), at p. 21)

                   FS-5   BMG Balance Sheet Data as of December 31, 1997 (see Proxy Statement and Prospectus (Exhibit
                            C-2) at p. 46)

                   FS-6   BMG Income Statement Data for its last five fiscal years (See Proxy Statement and Prospectus
                            (Exhibit C-2) at p. 46)